[UPS Letterhead]
Via EDGAR and Facsimile
April 22, 2009
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Daniel Morris, Attorney-Advisor

Re:	United Parcel Service, Inc. File No. 001-15451 Form 10-K for the fiscal year ended December 31, 2008 Schedule 14 filed March 13, 2009
Dear Mr. Morris:
     United Parcel Service, Inc. (“we” or “our”) is responding to the comments of the staff of the Securities and Exchange Commission in its letter dated March 26, 2009. To assist in your review, we have included the staff’s comments and have numbered our responses to correspond with the staff’s comments.
Form 10-K
Risk Factors, page 11
1.	We note that you have provided a list of the risks that may adversely affect your capital stock. In future filings, please expand this section to provide a discussion of each material risk factor.
Response to Comment 1:
In future filings, we will expand the risk factors section to provide a discussion of each material risk factor.
Schedule 14A
Compensation Committee Annual Performance Review, page 19
2.	We note that your disclosure does not explain why Mr. Winestock received a salary increase in excess of the general management increase of 3.5%. In future filings, to the extent that the company increases the base salaries of the named executive officers (or

Securities and Exchange Commission
April 22, 2009

otherwise awards compensation on the basis of individual performance), please describe each executive officer’s specific contribution and explain why the committee believed that the salary increase (or incentive award attributable to individual performance) was appropriate.
Response to Comment 2:
In future filings, to the extent that individual performance criteria are a material component of base salary increases of (or material compensation awards to) named executive officers, we will describe the individual performance contribution that resulted in the base salary increase (or material compensation award).
In connection with responding to the staff’s comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (404) 828-6977 with any questions concerning this letter.

Very truly yours,
/s/ Kurt P. Keuhn
Kurt P. Kuehn Senior Vice President, Chief Financial Officer and Treasurer